UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 7, 2019 (August 1, 2019)

Constellation Alpha Capital Corp.

(Exact Name of Registrant as Specified in Charter)

British Virgin Islands	001-38118	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

Emerald View, Suite 400, 2054 Vista Parkway West Palm Beach, FL		33411
(Address of principal executive offices)		(Zip code)

(561) 404-9034

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Ordinary Share, one Right and one Warrant	CNACU	The Nasdaq Stock Market LLC
Ordinary Shares, no par value	CNAC	The Nasdaq Stock Market LLC
Warrants, each Warrant entitling the holder to purchase one-half (1/2) of one Ordinary Share	CNACW	The Nasdaq Stock Market LLC
Rights, each Right entitling the holder to receive one-tenth (1/10) of one Ordinary Share	CNACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry Into A Material Definitive Agreement.

As previously disclosed, on May 29, 2019, Constellation Alpha Capital Corp., a company incorporated in the British Virgin Islands (“CNAC”), DT Merger Sub, Inc., a wholly owned subsidiary company of CNAC incorporated in Delaware (“Merger Sub”), and DermTech, Inc., a Delaware corporation (“DermTech”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into DermTech (the “Merger”), with DermTech surviving the Merger as a wholly owned subsidiary of CNAC (collectively with the transactions related thereto, the “Transaction”). In order to further facilitate the consummation of the Transaction, CNAC entered into various agreements and amendments to certain of the transaction related documents, as described below.

New Subscription Agreement

As previously disclosed on CNAC’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 29, 2019, CNAC entered into separate subscription agreements with certain investors (the “Initial Subscribers”) on May 22, 2019 and May 23, 2019 (each an “Initial Subscription Agreement” and, collectively, the “Initial Subscription Agreements”). The Initial Subscribers agreed to purchase, and CNAC agreed to sell to such subscribers, an aggregate of 6,153,847 shares of CNAC common stock, for a purchase price of $3.25 per share, in a private placement which contemplated that CNAC would raise an aggregate of approximately $20 million, less certain offering related expenses payable by CNAC.

On August 1, 2019, CNAC entered into a subscription agreement (the “New Subscription Agreement”) with a new investor (the “New Subscriber”), pursuant to which the New Subscriber agreed to purchase, and CNAC agreed to sell to the New Subscriber, an aggregate of 1,230,769 shares of CNAC common stock, at a purchase price of $3.25 per share for a total purchase price of approximately $4 million. Under the New Subscription Agreement, the shares of CNAC common stock to be issued and the price per share are subject to adjustment for any reverse split or other adjustment that may be effected for the purpose of meeting the initial listing requirements of the Nasdaq Capital Market in connection with the consummation of the Transaction. The shares of CNAC common stock to be issued pursuant to the New Subscription Agreement will be identical to the shares of CNAC common stock that will be held by CNAC’s public stockholders upon the closing of the Transaction.

The closing of the sale of CNAC common stock pursuant to the New Subscription Agreement will be contingent upon the consummation of the Transaction and will occur concurrently with the closing of the Transaction, subject to customary closing conditions. The purpose of the sale of CNAC common stock pursuant to the New Subscription Agreement is to raise additional capital for working capital for CNAC following the closing of the Transaction.

CNAC has agreed that, within 45 days after the consummation of the Transaction, it will file with the SEC a registration statement registering the resale of the CNAC common stock pursuant to the New Subscription Agreement, and will use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable following the filing thereof.

The foregoing is a summary of the material terms of the New Subscription Agreement, and is qualified in its entirety by reference to the full text of the New Subscription Agreement, a copy of which is attached as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Amended and Restated Subscription Agreements

On August 1, 2019, certain of the Initial Subscribers entered into amended and restated subscription agreements (the “Amended and Restated Subscription Agreements”) pursuant to which CNAC agreed to sell to each such subscriber, and each such subscriber agreed to purchase, (i) shares of CNAC common stock at a purchase price of $3.25 per share and (ii) shares of Series A Convertible Preferred Stock of CNAC (the “Preferred Shares”) at a purchase price of $3,250 per Preferred Share. The subscribers to the Amended and Restated Subscription Agreements agreed to purchase an aggregate of 1,230,769 shares of CNAC common stock and 1,231 Preferred Shares for anaggregate total purchase price of approximately $8 million. Pursuant to the terms of the Amended and Restated Subscription Agreements, each Preferred Share is convertible into 1,000 shares of CNAC common stock.

In connection with the closing of the Transaction, CNAC will file a Certificate of Designation of Preferences, Rights and Limitations for the Preferred Shares (the “Series A Certificate of Designation”). Pursuant to the Series A Certificate of Designation, holders of the Preferred Shares will be entitled to receive dividends on an as-converted basis equal to and in the same form as dividends paid on shares of CNAC common stock when, as and if such dividends are paid on such common stock. The Series A Certificate of Designation will provide that holders of the Preferred Shares shall participate pari passu with the holders of CNAC common stock on an as-converted basis in the event of dissolution, liquidation or winding up of CNAC. The Series A Certificate of Designation also will provide that each Preferred Share will be convertible into CNAC common stock at a conversion price per share equal to $0.00325, provided that in no event shall any Preferred Shares be convertible if such conversion would result in the holder of such shares beneficially owning more than 9.99% of CNAC’s then-outstanding shares of common stock. The Preferred Shares shall have no voting rights, except with respect to certain protective provisions set forth in the Series A Certificate of Designation relating to the powers, preferences and rights of the Preferred Shares. The Preferred Shares will not be redeemable.

In connection with the New Subscription Agreement and the proposed issuance of Preferred Shares to certain subscribers, CNAC received a waiver from DermTech to certain provisions of the Merger Agreement allowing CNAC to (i) issue the Preferred Shares pursuant to the Amended and Restated Subscription Agreements and (ii) increase the amount of the proposed private placement to $24 million.

The foregoing is a summary of the material terms of the Amended and Restated Subscription Agreements and is qualified in its entirety by reference to the full text of the Amended and Restated Subscription Agreements, copies of which are attached as Exhibit 10.2, Exhibit 10.3, Exhibit 10.4, Exhibit 10.5, Exhibit 10.6, Exhibit 10.7, Exhibit 10.8 and Exhibit 10.9 to this Current Report on Form 8-K and incorporated herein by reference.

Omnibus Common Share Subscription Agreement Amendment

On August 1, 2019, certain of the Initial Subscribers entered into an Omnibus Common Share Subscription Agreement Amendment (the “Omnibus Common Share Subscription Agreement Amendment”), which modified certain of the Initial Subscription Agreements to, among other things, adjust the limitation on the aggregate proceeds that CNAC is permitted to receive from the sale of its stock from the date of the Merger Agreement from $20 million to $24 million.

The foregoing is a summary of the material terms of the Omnibus Common Share Subscription Agreement Amendment and is qualified in its entirety by reference to the full text of the Omnibus Common Share Subscription Agreement Amendment, a copy of which is attached as Exhibit 10.10 to this Current Report on Form 8-K and incorporated herein by reference.

First Amendment to Agreement and Plan of Merger

On August 1, 2019, CNAC, Merger Sub, and DermTech, entered into the First Amendment to the Agreement and Plan of Merger (the “Merger Agreement Amendment”), which amended the Merger Agreement to add Mr. Enrico Picozza to the list of initial directors of the combined company following the consummation of the Merger.

The foregoing is a summary of the material terms of the Merger Agreement Amendment, and is qualified in its entirety by reference to the full text of the Merger Agreement Amendment, a copy of which is attached as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The shares of CNAC common stock and Preferred Shares that will be issued pursuant to the Initial Subscription Agreements, the New Subscription Agreement and the First Amended and Restated Subscription Agreements will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. The New Subscriber has represented to CNAC that it is an “accredited investor” and/or a “qualified institutional buyer,” as such terms are defined under the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are based on various assumptions and on the current expectations of CNAC and DermTech management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CNAC and DermTech. These forward-looking statements are subject to a number of risks and uncertainties, including the inability of the parties to successfully or timely consummate the Transaction and private placement, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Transaction or that the approval of the shareholders of CNAC and/or the stockholders of DermTech for the Transaction is not obtained; failure to realize the anticipated benefits of the Transaction, including as a result of a delay or difficulty in integrating the businesses of CNAC and DermTech; the amount of redemption requests made by CNAC’s shareholders, including, those factors discussed in CNAC’s final prospectus dated June 19, 2017 and Annual Report on Form 10-K for the fiscal year ended March 31, 2019, in each case, under the heading “Risk Factors,” and other documents of CNAC filed, or to be filed, with the SEC. If the risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither CNAC nor DermTech presently know or that CNAC and DermTech currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect CNAC’s and DermTech’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. CNAC and DermTech anticipate that subsequent events and developments will cause CNAC’s and DermTech’s assessments to change. However, while CNAC and DermTech may elect to update these forward-looking statements at some point in the future, CNAC and DermTech specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing CNAC’s and DermTech’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information

On June 18, 2019, CNAC filed with the SEC a Registration Statement on Form S-4, as amended, that includes the Joint Proxy Statement and will constitute a prospectus of CNAC in respect of the shares of CNAC common stock to be issued in the Transaction. CNAC will mail a definitive Joint Proxy Statement and other relevant documents to the shareholders of CNAC. Shareholders of CNAC and other interested persons are advised to read the preliminary Joint Proxy Statement, amendments thereto, and definitive Joint Proxy Statement in connection with CNAC’s solicitation of proxies for the special meeting to be held to approve the Transaction because these Joint Proxy Statements will contain important information about CNAC, DermTech, and the Transaction. The definitive Joint Proxy Statement will be mailed to shareholders of CNAC as of the record date established for voting on the Transaction. Shareholders will also be able to obtain copies of the Joint Proxy Statement, without charge, once available, at the SEC’s Internet site at http://www.sec.gov or by directing a request to: Constellation Alpha Capital Corp., Emerald View, Suite 400, 2054 Vista Parkway, West Palm Beach, FL 33411.

Participants in the Transaction

CNAC and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CNAC in connection with the proposed Transaction. Information regarding the directors and executive officers of CNAC is available in CNAC’s annual report on Form 10-K for the year ended March 31, 2019, which has been filed with the SEC.

Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the proposed transaction will be contained in the definitive proxy statement/prospectus/information statement when available. These documents can be obtained free of charge from the sources indicated above.

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Item 9.01 Exhibits

(d) Exhibits.

Exhibit Number	Exhibit

2.1	First Amendment to the Agreement and Plan of Merger, dated as of August 1, 2019, by and between CNAC, Merger Sub and DermTech (incorporated by reference to Exhibit 2.2 of Amendment No. 2 to CNAC’s Registration Statement on Form S-4, filed with the SEC on August 2, 2019).

10.1	Subscription Agreement, by and between CNAC and the New Subscriber (incorporated by reference to Exhibit 10.61 of Amendment No. 2 to CNAC’s Registration Statement on Form S-4, filed with the SEC on August 2, 2019).

10.2	First Amended and Restated Subscription Agreement, dated August 1, 2019, by and between CNAC and the certain subscriber thereto (incorporated by reference to Exhibit 10.29 of Amendment No. 2 to CNAC’s Registration Statement on Form S-4, filed with the SEC on August 2, 2019).

10.3	First Amended and Restated Subscription Agreement, dated August 1, 2019, by and between CNAC and the certain subscriber thereto (incorporated by reference to Exhibit 10.30 of Amendment No. 2 to CNAC’s Registration Statement on Form S-4, filed with the SEC on August 2, 2019).

10.4	First Amended and Restated Subscription Agreement, dated August 1, 2019, by and between CNAC and the certain subscriber thereto (incorporated by reference to Exhibit 10.31 of Amendment No. 2 to CNAC’s Registration Statement on Form S-4, filed with the SEC on August 2, 2019).

10.5	First Amended and Restated Subscription Agreement, dated August 1, 2019, by and between CNAC and the certain subscriber thereto (incorporated by reference to Exhibit 10.32 of Amendment No. 2 to CNAC’s Registration Statement on Form S-4, filed with the SEC on August 2, 2019).

10.6	First Amended and Restated Subscription Agreement, dated August 1, 2019, by and between CNAC and the certain subscriber thereto (incorporated by reference to Exhibit 10.33 of Amendment No. 2 to CNAC’s Registration Statement on Form S-4, filed with the SEC on August 2, 2019).

10.7	First Amended and Restated Subscription Agreement, dated August 1, 2019, by and between CNAC and the certain subscriber thereto (incorporated by reference to Exhibit 10.34 of Amendment No. 2 to CNAC’s Registration Statement on Form S-4, filed with the SEC on August 2, 2019).

10.8	First Amended and Restated Subscription Agreement, dated August 1, 2019, by and between CNAC and the certain subscriber thereto (incorporated by reference to Exhibit 10.35 of Amendment No. 2 to CNAC’s Registration Statement on Form S-4, filed with the SEC on August 2, 2019).

10.9	First Amended and Restated Subscription Agreement, dated August 1, 2019, by and between CNAC and the certain subscriber thereto (incorporated by reference to Exhibit 10.36 of Amendment No. 2 to CNAC’s Registration Statement on Form S-4, filed with the SEC on August 2, 2019).

10.10	Omnibus Common Share Subscription Agreement Amendment, dated August 1, 2019, by and among CNAC and certain subscribers thereto (incorporated by reference to Exhibit 10.60 of Amendment No. 2 to CNAC’s Registration Statement on Form S-4, filed with the SEC on August 2, 2019).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: August 7, 2019

CONSTELLATION ALPHA CAPITAL CORP.

By:	/s/ Rajiv S. Shukla
Name: Rajiv S. Shukla
Title: Chief Executive Officer